20004380

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSYS DIGITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BOGART STREET, 3RD FLOOR
(No. and Street)

BROOKLYN	NEW YORK	11206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 18 2020 Washington DC 415

Securities and Exchange Commission Trading and Markets FEB 18 2020 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RICHARD BREWSTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSYS DIGITAL SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF COMPLIANCE OFFICER
Title

[signature]
Notary Public

DAVID BREWSTER
Notary Public - State of New York
NO. 01BR6191604
Qualified in Kings County
My Commission Expires 08/11/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consensys Digital Securities LLC

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of and for the Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended December 31, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Consensys Digital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consensys Digital Securities LLC (the "Company"), as of December 31, 2019, the related statements of operations, changes in members' equity and cash flows, for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 5, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

Consensys Digital Securities LLC

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 118,143
Prepaid expenses and other assets	3,704
TOTAL ASSETS	$ 121,847
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued expenses	$ 13,000
Due to Consensys Inc.	41,333
TOTAL LIABILITIES	54,333
MEMBERS' EQUITY	
TOTAL MEMBERS' EQUITY	67,514
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 121,847

See accompanying notes to financial statements

Consensys Digital Securities LLC

Statement of Operations
For the Year Ended December 31, 2019

REVENUE:	
Advisory fee income	$ 30,000
Total revenue	30,000
OPERATING EXPENSES:	
Professional fees	153,199
Compensation	137,833
Occupany and office expenses	25,909
Regulatory fees and expenses	12,709
Other expenses	14,832
Total expenses	344,482
NET LOSS	$ (314,482)

See accompanying notes to financial statements

Consensys Digital Securities LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

	Class A	Class B	Total Members' Equity
Balance at December 31, 2018			$ 104,170
Net Loss	(314,482)		(314,482)
Contributions from Class A Member	305,000		305,000
Distributions to Class B Member		(27,174)	(27,174)
Balance at December 31, 2019			$ 67,514

See accompanying notes to financial statements

Consensys Digital Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (314,482)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities:	
Increase in accrued expenses and other liabilities	17,634
Decrease in prepaid expenses and other assets	10,801
Net cash used by operating activities	(286,047)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from Class A Member	305,000
Distributions to Class B Member	(27,174)
Net cash provided by financing activities	277,826
NET DECREASE IN CASH	(8,221)
CASH AT BEGINNING OF YEAR	126,364
CASH AT END OF YEAR	$ 118,143

See accompanying notes to financial statements

Notes to Financial Statements
December 31, 2019

1. Organization and Business

Consensys Digital Securities LLC (the "Company") is a limited liability company formed under the laws of New York. It was originally organized as Komodo Securities LLC ("Komodo") on July 13, 2017. On March 15, 2018, Komodo subsequently changed its name to Token Foundry Securities LLC ("TOFO"), which then, on September 19, 2018 changed its name to its present name.

On March 21, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer selling private placements of securities.

On April 4, 2018, Token Foundry Holdings LP purchased a 20% interest in the Company. It purchased the remaining 80% on June 28, 2018. The Company amended the Operating Agreement with its parent company on February 8, 2019 which indicates, among others, the terms for the two types of equity classes. ConsenSys Inc. ("Parent") is the Company's Class A Member and Satis Group is the Class B Member.

Liquidity and Management's Plans

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. The Company has sustained recurring operating losses since its inception. During the year ended December 31, 2019, the Company sustained a loss of approximately $314,000 and incurred negative cash flows from operations of approximately $286,000. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent. The Parent is committed to funding the operations of the Company through one year from the date of issuance of these financial statements. During the year ended December 31, 2019 the Parent contributed a total of approximately $305,000 into the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

As of December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Revenue Recognition
Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of fees for retainers and transaction success fees. Revenue from advisory arrangements is generally recognized at the point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the accompanying Statement of Financial Condition.

At December 31, 2018 and 2019 the ending balance of receivables, contract assets and contract liabilities were zero.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Parent to provide certain services. Total services charged for the period was approximately $143,000. At December 31, 2019, the Company owed the affiliate approximately $41,000.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At December 31, 2019, the Company had net capital of $63,810 which exceeded the required net capital of $5,000 by $58,810.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Concentration of Revenue

All of the revenue earned during the year 2019 was from one customer.

6. Lease Accounting

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. The Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

Consensys Digital Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of December 31, 2019

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 67,514
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:	
Prepaid expenses and other assets	(3,704)
NET CAPITAL	$ 63,810
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 58,810
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 57,810
AGGREGATE INDEBTEDNESS	$ 54,333
Percentage of aggregate indebtedness to net capital	85%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company does not hold customers' cash or securities on behalf of customers, and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligation under SEC Rule 15c3-3, it may file an Exemption Report.

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company had no exceptions under SEC Rule 15c3-3 for the calendar year ended December 31, 2019. The Company did not maintain possession or control of any customer funds or securities at December 31, 2019.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Consensys Digital Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Consensys Digital Securities LLC (the "Company") stated the Company has filed an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 5, 2020

Consensys Digital Securities, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Consensys Digital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not hold customers' cash or securities on behalf of customers, and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligation under SEC Rule 15c3-3, it may file an Exemption Report.

(2) The Company had no exceptions under SEC Rule 15c3-3 for the calendar year ended December 31, 2019.

I, Richard Brewster, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: Chief Compliance Officer